United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:                                         Tabatha Akins, Division of Corporation Finance
Mail Stop 6010

April 12, 2007

Re:	Prospect Medical Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File Number: 001-32203

Dear Securities and Exchange Commission:

We received, and are preparing responses to, your correspondence of March 23, 2007, regarding the abovementioned filings.

As CFO, I am primarily responsible for addressing and responding to the Commission’s comments, and I was out of the country with my family, the last week of March.

I believe that we will be able to complete our response by April 25th, and hereby request a short extension of time, in order to appropriately consider, and provide, all relevant information to the Commission.

Thank you for your consideration of our request.

Yours truly,

/s/ MIKE HEATHER
Prospect Medical Holdings, Inc. Mike Heather, Chief Financial Officer